UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33274

TravelCenters of America Inc.

(Exact name of registrant as specified in its charter)

24601 Center Ridge Road

Westlake, Ohio 44145-5639

(440) 808-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.001 par value per share

8.25% Senior Notes due 2028

8.00% Senior Notes due 2029

8.00% Senior Notes due 2030

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, $0.001 par value per share: 1.*

8.25% Senior Notes due 2028: 66.

8.00% Senior Notes due 2029: 62.

8.00% Senior Notes due 2030: 57.

*On May 15, 2023, pursuant to the Agreement and Plan of Merger, dated as of February 15, 2023, by and among TravelCenters of America Inc. (the “Company”), BP Products North America Inc., a Maryland corporation (“Parent”) and Bluestar RTM Inc., a Maryland corporation and a wholly owned indirect subsidiary of Parent (“Merger Subsidiary”), Merger Subsidiary merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned indirect subsidiary of Parent. In addition, on May 16, 2023, the Company caused to be issued a notice of redemption to all registered holders of its 8.25% Senior Notes due 2028, 8.00% Senior Notes due 2029 and 8.00% Senior Notes due 2030 (the “Notes”). The Notes are expected to be redeemed on June 15, 2023 (the “Redemption Date”) at a redemption price equal to 100.00% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to but excluding the Redemption Date.

Pursuant to the requirements of the Securities Exchange Act of 1934, TravelCenters of America Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRAVELCENTERS OF AMERICA INC.

Date: June 15, 2023	By:	/s/ Gregory A. Franks
Name: Gregory A. Franks
Title: President and Chairman